UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _________ to ____________

Commission file number 1-7562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GapShare 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

REQUIRED INFORMATION

1.
Report of Independent Registered Public Accounting Firm, Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013, and Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 are contained in Exhibit 99.1 to this Annual Report.

2.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, is contained in Exhibit 99.2 to this Annual Report.

The Exhibit Index is located on Page 3 hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014	GapShare 401(K) Plan /s/ GREGORY HOLMES
Gregory Holmes Plan Administrator

Exhibit Index

99.1
Report of Independent Registered Public Accounting Firm, Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013, and Schedule of Assets (Held at End of Year) as of December 31, 2013.

99.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.